Exhibit 99.15
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HIGHLAND SELECT EQUITY FUND, L.P.,	)
a Delaware limited partnership,	)
)
Plaintiff,	)
)
v.	) C.A. No.
)
MOTIENT CORPORATION, a Delaware	)
corporation,	)
)
Defendant.	)
)
COMPLAINT
     Plaintiff Highland Select Equity Fund, L.P. (“Highland”), by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, alleges for its complaint as follows:
Nature of the Action
     1. This is an action brought pursuant to Section 220(b) of the General Corporation Law (“Section 220”) to compel defendant Motient Corporation (“Motient” or the “Company”) to make available to Highland for inspection certain books and records of Motient. Highland seeks to inspect those books and records so that it can (i) investigate the deficiencies and material weaknesses in Motient’s internal controls which, among other things, led to recent restatements of the Company’s 2005 financial statements, (ii) assess possible mismanagement, breaches of fiduciary duty, and improper influence and conduct regarding Motient, its officers and directors, and related parties, (iii) evaluate the adequacy of certain investigations performed by the Company’s Audit Committee, (iv) investigate compensation and employment arrangements with Motient officers and employees, (v) investigate the circumstances surrounding a failed roll-up transaction, (vi) evaluate potential corrective measures relating to the forgoing matters, and (vii) communicate with stockholders with respect to Motient’s 2006 annual meeting. All of these purposes are proper under Delaware law and reasonably related to Highland’s interest as a Motient stockholder.
     2. Motient responded to Highland’s request outside of the five business day period required by Section 220 and refused all access to the Company’s books and records. As of the date of the filing of this complaint, Motient has not produced any of the requested books and records. Motient’s refusal is a plain effort to conceal management’s problems and entrench its current board of directors by obstructing Highland’s desire to elect new directors at the Company’s upcoming 2006 annual meeting of stockholders. In this action, Highland seeks to enforce its clear right under Delaware law to inspect Motient’s books and records for the proper purposes set forth in its request.
The Parties
     3. Highland is a Delaware limited partnership with its principal place of business at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Highland is the record owner of 108,344 shares of Motient’s common stock. Highland and its affiliates collectively own approximately 14% of Motient’s outstanding common stock at an estimated value of $230 million.
     4. Defendant Motient is a public Delaware corporation with its principal place of business at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. The members of Motient’s current board of directors are Steven G. Singer, Gerald S. Kittner, Barry A.

Williamson, Jonelle St. John, Raymond L. Steele, C. Gerald Goldsmith, David Grain, David Meltzer, and Jacques Leduc. According to public filings, the Motient board of directors and its top executive, Christopher W. Downie, collectively own less than 1% of Motient’s outstanding common stock.
Background
     5. Motient has been plagued with problems for years under its current management. Motient’s problems have caused it to struggle financially, as revenue has notably declined for four consecutive years and the Company now is experiencing significant losses. Motient’s newest problems were just disclosed to Highland on March 30, 2006, in the Company’s 2005 annual report filed on Form 10-K (the “2005 10-K”).
     6. Motient repeatedly has identified certain deficiencies and material weaknesses in the Company’s internal controls over financial reporting. The severity of these inadequacies in 2005 led Motient to once again restate significant portions of its consolidated financial statements. Specifically, Motient has restated financial statements and amended each Form 10-Q for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005. Among the various reasons for the restatements were Motient’s failure to properly reflect certain stock compensation expenses and other equity interests. These restatements have been significant. For example, the restated financial statements for the nine-month period ended September 30, 2005, increased Motient’s net losses for such period from $69 million to $77 million. The deficiencies and material weaknesses in Motient’s internal controls have concealed the Company’s true and accurate financial situation and have misled its stockholders. Despite these glaring problems, Motient announced lucrative compensation arrangements and amended and restated employment agreements with many of its top executives, including those directly responsible for the Company’s improper financial reporting and controls. The 2005 10-K disclosed nearly $18 million in bonuses awarded during 2005, despite the fact that Motient earned little more than $13 million of revenue in the same period.
     7. Motient’s problems go beyond its financial reporting woes and deteriorating balance sheets. Together with its affiliates, Highland is Motient’s largest stockholder and has become alarmed at the problems permeating the Company’s strategic and day-to-day management and direction. In the 2005 10-K, for example, the Company reported that due to declining revenues and customer base, it was forced to reduce the value of certain licenses from $18.4 million to zero. The 2005 10-K also announced that the Company intends to focus on a new satellite communications business, despite the Company’s express admission of its “limited experience” in that complex area. This revelation, furthermore, was made to stockholders nearly two months after the Company inexplicably announced that a proposed roll-up transaction of one of Motient’s two primary assets had failed. The proposed roll-up transaction, announced in September 2005 and withdrawn after protests from Highland affiliates, would have benefited greatly incumbent management and their affiliates to the detriment and grossly unfair dilution of the Company’s stockholders. Notably, Motient never explained its valuation of the subsidiary or its diligence review of the transaction.
     8. The 2005 10-K also evidenced a pattern of inept management by disclosing that the Company recently determined that it inadvertently may have become an “investment company” under the Investment Company Act of 1940, as amended. Whether Motient is an “investment company” is of material concern and importance to

Highland because it could subject Motient to civil and criminal penalties, void certain of the Company’s contracts, and prohibit the Company from engaging in certain lines of business that may be material to it and its stockholders.
     9. Motient also has exhibited a consistent pattern of highly suspicious and financially dubious transactions with related parties. Specifically, Motient has hired consulting and investment banking firms managed by individuals who have personal relationships with certain Motient directors. These firms are paid fees grossly in excess of market rates, but it is entirely unclear what services these firms actually provide to Motient. Also, notwithstanding the liquidity problems faced by other Motient stockholders in trading on “pink sheets,” the Motient board of directors has selectively repurchased shares of the Company’s common stock from certain directors and other insiders. In addition, Motient appears to have intimate business and operating relationships with Gary Singer, the brother of Motient’s Chairman and a convicted felon whose white-collar criminal activities and securities law violations landed him a lifetime ban from serving as an officer or director of a public company. Given Motient’s financial underperformance, the magnitude of related party transactions is of particular concern. Last month, Highland learned through the 2005 10-K that Motient incurred expenses of $13,051,000 for related parties transactions and services, compared to only $13,824,00 in total revenue, for the year ended December 31, 2005.
     10. In response to Motient’s continuing problems, a Highland affiliate has announced its intention of nominating a full slate of directors for election to the Motient board at the Company’s 2006 annual stockholders meeting. On February 14, 2006, Highland’s affiliate made a demand on Motient to inspect the Company’s stockholder list. On February 23, 2006, Highland’s affiliate named five director-nominees to be considered by the stockholders for election at the upcoming annual stockholders meeting. Highland is preparing for this proxy contest and intends to use the requested information to communicate with stockholders with respect to Motient and its business.
The 220 Letter
     11. By letter dated April 12, 2006, Highland caused to be delivered to Motient at its registered agent in Delaware by hand delivery, a written demand letter executed under oath (the “220 Letter”). The 220 Letter requested access for Highland and its agents to inspect certain of Motient’s books and records. A true and correct copy of the 220 Letter is attached hereto as Exhibit A and incorporated by reference herein.
     12. The 220 Letter went to great lengths to explain the proper purposes and requests included therein. The proper purposes set forth in the 220 Letter include:
a.	to investigate the deficiencies and material weaknesses in the Company’s internal controls described by the Company in its Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2006;

b.	to investigate the deficiencies in the design and implementation of the Company’s internal controls over financial reporting that resulted in the Company restating its consolidated financial statements for the quarterly reporting periods in fiscal 2005 as described by the Company in the 2005 10-K;

c.	to investigate possible mismanagement, breaches of fiduciary duty, and improper influence and conduct with respect to the relationships, transactions and dealings between and among the Company, its directors, senior management, and advisors (including, without limitation, (a) Capital & Technology Advisors, Inc., and its affiliate Communications Technology Advisors LLC, and their respective subsidiaries, (b) Tejas Incorporated, its subsidiary Tejas Securities Group, Inc., and their respective subsidiaries (collectively “Tejas”), (c) Jared E. Abbruzzese, a former Motient director, (d) Gary A. Singer, the brother of Motient Chairman Steven Singer, (e) Rajendra Singh, a significant Motient stockholder, (f) Christopher W. Downie, Executive Vice President, Chief Operating Officer and Treasurer of the

Company, (g) any and all of their affiliates, including but not limited to, Niskayuna Development LLC, Romulus Holdings, Inc., The Singer Children’s Management Trust and Starrett Consulting LLC and (h) any “related party” to the Company, whether or not such related party is appropriately identified or described in the Company’s filings with the SEC;

d.	to investigate (a) possible mismanagement, breaches of fiduciary duty, and improper influence and conduct in connection with the matters that were the subject of the supposed investigation into the Company’s directors, Tejas and other Company advisors conducted by the Board of Directors of the Company’s Audit Committee, (b) the adequacy of this investigation and (c) whether the Audit Committee’s alleged investigation into allegations raised by the plaintiff in Highland Legacy Limited v. Steven G. Singer, et. al, C.A. No. 1566-N was conducted (1) by independent and disinterested directors, (2) by independent legal counsel that was not conflicted, (3) in good faith and (4) using reasonable procedures;

e.	to investigate compensation arrangements and amended and restated employment agreements (including applicable change in control and change in director provisions) and all amendments thereto with and between, the Company and (a) Mr. Downie, Executive Vice President, Chief Operating Officer and Treasurer of the Company, (b) Myrna J. Newman, Vice President, Controller and Chief Accounting Officer of the Company, (c) Robert Macklin, Vice President, General Counsel and Secretary of the Company, and (d) any other officer of the Company whose employment agreement was not properly filed with or disclosed to the SEC;

f.	to investigate the circumstances surrounding the Failed Roll-Up (as such term is defined in Section III of the 220 Letter), including (a) the conduct and procedures utilized by the Board, any committee thereof, and any advisors retained by the Company, the Board or any committee thereof and (b) the due diligence or other procedures utilized or proposed to be utilized in determining the valuation numbers utilized by the Company in the Failed Roll-Up;

g.	to utilize the information obtained through the inspection of the Company’s books and records to evaluate possible litigation or other corrective measures with respect to certain or all of these matters; and

h.	to communicate with other stockholders regarding matters relating to their interests as stockholders, so that stockholders may effectively address any mismanagement or improper conduct, including, without limitation, by considering changes to the composition of the Board at the upcoming annual meeting of the Company’s stockholders.

     13. All of these purposes are proper purposes that are reasonably related to Highland’s status as a stockholder of Motient for the inspection of the items identified in the 220 Letter.
Motient’s Denial of Highland’s Rights Under Section 220
     14. Motient did not respond to Highland’s 220 Letter within five business days as required by Section 220. On the sixth business (eighth calendar) day after the 220 Letter was delivered to the Company’s registered agent, Motient released a terse, three-page letter summarily refusing each and every one of Highland’s requests to inspect Motient’s books and records (the “Refusal Letter”).
     15. The grounds proffered in the Refusal Letter for rejecting Highland’s demand to inspect Motient’s books and records are impermissible reasons that cannot be used to deny Highland’s access to information about the Company. In particular, the Refusal Letter makes no recognition of the fact that Highland intends to use the requested information to communicate with stockholders with respect to Highland’s initiatives at the upcoming 2006 annual meeting of stockholders to replace completely the current board of directors and management. Also, it fails to recognize that a significant number of the 220 Letter’s requests were prompted by the recent public disclosures in the 2005 10-K, which was filed on March 30, 2006.
     16. The Refusal Letter is an obvious attempt to conceal Motient’s financial condition and mismanagement. It is also a clear attempt by the Motient board of directors to entrench themselves by impeding Highland’s efforts to nominate and elect new directors. By denying all of Highland’s requests in the 220 Letter, Motient has displayed an absolute disregard of its obligations and Highland’s rights under Delaware law.
Count I
     17. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.
     18. Highland has complied with the requirements of Section 220(b) with respect to the form and manner of making a demand for inspection and copying of the books and records of Motient.
     19. Highland’s purposes for requesting the demanded materials are proper purposes, reasonably related to its interest as a stockholder of Motient.
     20. Motient has failed to provide to Highland any of the materials requested in the 220 Letter. Motient has made expressly clear in the Refusal Letter that it has no intention of complying with Section 220 and that it will continue to obstruct Highland’s attempts to access Motient’s books and records.
     21. For the foregoing reasons, Highland is entitled to inspect and make copies and abstracts of the demanded books and records that Motient has failed to provide.
     22. Highland has no adequate remedy at law.
     WHEREFORE, Highland respectfully requests that this Court enter an Order pursuant to 8 Del. C. § 220(b):
     a. Summarily directing Motient to permit Highland to inspect and make copies of the books and records as requested in the 220 Letter or, alternatively, directing Motient to provide Highland with copies of the books and records requested;

     b. Awarding Highland its costs, fees and expenses, including reasonable attorneys’ fees; and
     c. Granting Highland such other and further relief as the Court deems just and proper.

/s/ Kevin G. Abrams

Of Counsel:	Kevin G. Abrams (#2375)
A. Thompson Bayliss (#4379)
Layne E. Kruse	Abrams & Laster LLP
Gerard G. Pecht	1521 Concord Pike, Suite 303
Fulbright & Jaworski L.L.P.	Wilmington, Delaware 19803
1301 McKinney, Suite 5100	(302) 778-1000
Houston, Texas 77010
(713) 651-5151	Attorneys for Plaintiff

Dated: April 24, 2006

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